UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-33520

CUSIP Number: 20564W105

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

comScore, Inc.

Full Name of Registrant

Former Name if Applicable

11950 Democracy Drive, Suite 600

Address of Principal Executive Office (Street and Number)

Reston, Virginia 20190

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

comScore, Inc. (“comScore” or the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 because it requires additional time to complete the preparation of its financial statements included therein, due to a previously disclosed internal investigation and restatement of certain financial statements of the Company. These matters were discussed in the Company’s Current Report on Form 8-K filed on September 15, 2016 (the “Restatement 8-K”) and subsequent filings.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David I. Chemerow	(703)	438-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended March 31, 2017

Annual Report on Form 10-K for the fiscal year ended December 31, 2016

Quarterly Report on Form 10-Q for the quarter ended September 30, 2016

Quarterly Report on Form 10-Q for the quarter ended June 30, 2016

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A discussion of the estimated effects of errors with respect to non-monetary transactions contributing to the need for a restatement of certain Company financial statements was set forth in Item 4.02 of the Restatement 8-K. The restated consolidated financial statements will reflect additional accounting adjustments in addition to those described in the Restatement 8-K that may arise as a result of the efforts described therein. At this time, the Company does not plan to provide further updates regarding any such additional adjustments until the restated consolidated financial statements are filed.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), including, without limitation, comScore’s expectations as to the timing and outcome of its restatement of certain of its financial statements and the filing of the related quarterly and annual reports (the “Reports”).

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the internal review; the conclusions of the Audit Committee (and the timing of the conclusions) concerning matters relating to the internal review; the timing of the review by, and the conclusions of, comScore’s independent registered public accounting firm regarding the internal review and comScore’s financial statements; the possibility that additional errors may be identified; the risk that the completion and filing of the Reports will take longer than expected; pending litigation and the possibility of further legal proceedings adverse to comScore resulting from the restatement or related matters; the costs associated with the restatement; and recent changes in comScore’s management. comScore disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

comScore, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2017	By:	/s/ David I. Chemerow
David I. Chemerow
Chief Financial Officer